U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2


               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies


                   Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

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1. Investment Company Act File Number: Date examination completed:

   811-7852                                          July 31, 2011
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2. State Identification Number:

AL        AK            AZ           AR           CA           CO
CT        DE  2340899   DC           FL           GA           HI
ID        IL            IN           IA           KS           KY
LA        ME            MD           MA           MI           MN
MS        MO            MT           NE           NV           NH
NJ        NM            NY           NC           ND           OH
OK        OR            PA           RI           SC           SD
TN        TX            UT           VT           VA           WA
WV        WI            WY           PUERTO RICO

Other (specify):
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3. Exact name of investment company as specified in registration statement:

       USAA Mutual Funds Trust
===============================================================================
4. Address of principal executive office: (number, street, city, state, zip code):

      9800 Fredericksburg Road, San Antonio, Texas 78288
===============================================================================

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC'S COLLECTION OF INFORMATION

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

            Report of Independent Registered Public Accounting Firm


To the Board of Trustees of
USAA S&P 500 Index Fund

  We  have  examined  management's  assertion,  included  in  the  accompanying
  Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the USAA S&P 500 Index Fund (the Fund) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of July 31, 2011. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

 Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2011, and with respect to agreement of security purchases and sales, for the period from May 31, 2011 (the date of our last examination), through July 31, 2011:

  o Confirmation of all securities held by institutions in book entry form (The Depository Trust Company);

  o Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

  o Confirmation  of  all  open  future  positions  with  brokers;

  o Reconciliation of all such securities to the books and records of the Fund and the Custodian;

  o Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

 We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

 In our opinion, management's assertion that the USAA S&P 500 Index Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of July 31, 2011, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

 This report is intended solely for the information and use of management and the Board of Trustees of the USAA S&P 500 Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                        /s/ Ernst and Young LLP
                                           /s/ Ernst and Young LLP

San Antonio, Texas
October 28, 2011

    Management Statement Regarding Compliance With Certain Provisions of the
                         Investment Company Act of 1940



October 28, 2011

 We, as members of management of the USAA S&P 500 Index Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of July 31, 2011, and from May 31, 2011 through July 31, 2011.

 Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of July 31, 2011, and from May 31, 2011 through July 31, 2011, with respect to securities reflected in the investment account of the Fund.


     USAA S&P 500 INDEX FUND

     By:

     /s/ Christopher W. Claus
     __________________________________
     Christopher W. Claus
     President and Vice Chairman of the
     Board of Trustees





     /s/ Roberto Galindo, Jr.
     __________________________________
     Roberto Galindo, Jr.
     Treasurer